

08028072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8-31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway, Suite 250
(No. and Street)

Norcross (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McCullough 770-243-8449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McCullough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARTHA JEAN CORY
NOTARY
EXPIRES
GEORGIA
JUNE 24, 2008
PUBLIC
GWINNETT COUNTY

Signature

Vice President - FINOP
Title

Martha Jean Cory
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Wells Investment Securities, Inc.

For the Year Ended December 31, 2007
With Report and Supplementary
Report of Independent Auditors

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2007

Contents



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (the Company) (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2008
Frazier & Deeter, LLC
Atlanta, Georgia

Frazier & Deeter, LLC

Wells Investment Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2007

ASSETS

Cash and cash equivalents	$2,193,073
Cash segregated under federal and other regulations	285,510
Commissions, dealer-manager fees, and distribution fees receivable from affiliates (Note 3)	2,180,018
Prepaid expenses and other current assets	284,874
Deferred tax assets	2,074
Income tax receivable	355,684
Other assets, net (Notes 2 and 3)	758,040
Total assets	$6,059,273

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 285,510
Accounts payable and accrued expenses	718,489
Due to affiliate (Note 3)	489,547
Payable to broker-dealers	754,128
Total liabilities	2,247,674
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	2,610,902
Retained earnings	1,194,697
Total stockholder's equity	3,811,599
Total liabilities and stockholder's equity	$6,059,273

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Operations

Year Ended December 31, 2007

Revenues:	
Selling commissions	$62,887,777
Dealer-manager fees	23,015,722
Reimbursement income - related party (Note 3)	3,067,724
Mutual Fund commissions and distribution fees	2,295,461
Contingent deferred sales load fees	209,291
Interest and other income	39,594
Total revenues	91,515,569
Expenses:	
Selling commissions re-allowed to participating broker-dealers	62,887,777
Marketing fees re-allowed to participating broker-dealers	11,858,597
Salaries, sales-based compensation, and benefits	12,928,446
Mutual Fund commissions and distribution fees re-allowed to participating broker-dealers	1,625,897
General and administrative	1,302,399
Amortization of other assets	814,572
SIPC and FINRA fees	132,575
Total expenses	91,550,263
Loss before taxes	(34,694)
Income tax expense (Note 6):	
Federal	(18,775)
State	18,555
Total income tax expense	(220)
Net loss	$ (34,474)

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2006	6,000	$ 6,000	$2,610,902	$1,229,171	$ 3,846,073
Net loss	-	-	-	(34,474)	(34,474)
Balance at December 31, 2007	6,000	$ 6,000	$2,610,902	$1,194,697	$ 3,811,599

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities:	
Net loss	$ (34,474)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of other assets	814,572
Changes in assets and liabilities:	
Decrease in cash segregated under federal and other regulations	494,770
Increase in commissions, dealer-manager fees, and distribution fees receivable from affiliates	(849,954)
Decrease in receivable from broker-dealers	7,408
Increase in other assets before amortization	(421,950)
Increase in deferred tax asset	(2,074)
Decrease in due from affiliates	340,529
Increase in income tax receivable	(290,651)
Increase in prepaid expenses	(167,581)
Gross proceeds from securities sold at market value	14,590,778
Payment of commissions and dealer-manager fees	(908,597)
Purchase of securities at market value	(14,176,951)
Decrease in accounts payable and accrued expenses	(42,601)
Increase in payable to broker-dealers	3,205
Increase in due to affiliate	489,547
Total adjustments	(119,550)
Net cash used in operating activities	(154,024)
Cash and cash equivalents at beginning of year	2,347,097
Cash and cash equivalents at end of year	$ 2,193,073
Supplemental non-cash investing and financing disclosures:	
Other assets acquired with advances from affiliates	$ 278,605
Supplemental financial information:	
Income taxes paid	$ 294,238

See accompanying notes.

1. Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code, and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. (WREF) became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of Wells Real Estate Funds, Inc.

During 2007, the Company acted as an agent in connection with the management, coordination, and distribution of securities issued by Wells Real Estate Investment Trust, Inc. (Wells REIT I), Wells Real Estate Investment Trust II, Inc. (Wells REIT II); Wells S&P REIT Index Fund (the Domestic Mutual Fund); Wells Dow Jones Wilshire Global RESI Index Fund (the Global Mutual Fund); Wells Mid-Horizon Value-Added Fund I, LLC (Wells VAF); and certain affiliated private ventures (collectively, the Products). During 2007, Wells REIT I became known as Piedmont Office Realty Trust, Inc. (PORT). During 2007, Wells S&P REIT Index Fund became known as Wells Dow Jones Wilshire U.S. REIT Index Fund. Also during 2007, the Company became the distributor of Wells Timberland REIT, Inc. (Timberland REIT) which broke escrow on July 11, 2007. Wells Capital, Inc. (Wells Capital) serves as the Advisor to Wells REIT II. Wells Asset Management (WAM) serves as the Advisor to the Domestic Mutual Fund and the Global Mutual Fund. Wells Management Company, Inc. (Wells Management) sponsors the equity offerings for certain affiliated private ventures. Wells Investment Management Company, LLC (WIM), a wholly owned subsidiary of Wells Management, serves as the advisor to Wells VAF. Wells Timberland Management Organization, LLC, (TIMO), a wholly owned subsidiary of Wells Capital, serves as the Advisor to the Timberland REIT. In addition to the Company, Wells Capital, WAM, and Wells Management are also wholly owned subsidiaries of WREF.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). In connection therewith, the Company pays fees to the Securities Investor Protection Corporation (SIPC), an agency created to insure customers against losses from failed brokerage firms. The Company does not hold customer securities and, as related to the distribution of the Wells VAF, holds customer funds in a special account for the exclusive benefit of customers. Accordingly, the Company qualifies for the exemption provisions of the SEC Customer Protection Rule under the Securities Exchange Act of 1934 (Rule 15c3-3).

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products. Commissions and dealer-manager fees are recognized on a trade-date basis. The Company re-allows substantially all selling commissions, and in accordance with the respective prospectus or offering memorandum for each respective product, a portion of the dealer-manager fees in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

Cash and Cash Equivalents

The Company maintains three accounts consisting of demand deposits and short-term investments with two financial institutions. These accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation. The total deposits generally exceeded the insurance limits during the year. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Cash Segregated Under Federal and Other Regulations

The Company maintains a special account for the exclusive benefit of customers who purchase securities in the Wells VAF. Accordingly, the Company qualifies for the exemption provisions of the SEC customer protection rule under the Securities Exchange Act of 1934 (Rule 15c3-3) (see Note 1

Reserve for Doubtful Accounts Receivable

As of December 31, 2007, all significant outstanding receivables are due from affiliates. Management believes that all significant receivables are collectible based on the financial viability of and historical collections from such affiliates. Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consist of FINRA Personnel and Sales Assessment fees and the Company's fidelity bond premium for 2008, which the Company paid during 2007 and will amortize on a straight-line basis during 2008. Additionally, prepaid expenses include deposits held for FINRA's Central Registration Depository (CRD), a system designed to provide banking services to FINRA member firms. Among other things, these deposits are applied against recurring FINRA fees related to examinations, registrations, and licensing as incurred by the Company.

Other Assets, Net

The Company financed the payment of certain commissions with respect to sales of shares to investors in the Domestic Mutual Fund and the Global Mutual Fund. Commissions financed on behalf of the investors in the Domestic and Global Mutual Funds are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively, after which they convert to Class A shares. As Domestic and Global Mutual Fund investors redeem outstanding Class B shares or Class C shares, the Company earns contingent deferred sales load fees calculated based on a schedule of percentages of the dollar amount of shares redeemed, which decline relative to the length of time that the shares were outstanding during the amortization period. The Company ceased offering Class B shares in April 2007.

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of other assets may not be recoverable.

Liabilities

As of December 31, 2007, the Company had no liabilities subordinated to claims of its creditors.

Securities Sold, not yet Purchased

The Company receives funds from participating broker-dealers for customers purchasing securities in the Wells VAF. Upon settlement, these funds are remitted on behalf of the customer, net of selling commissions and dealer-manager fees, to the Wells VAF for investment. The Company maintains a special account for the exclusive benefit of the customers who purchase securities in the Wells VAF for these transactions. Investor funds in the account are segregated from Company funds pursuant to SEC Rule 15c-3-3(k)(2)(i).

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

The Financial Accounting Standards Board (FASB) issued an Interpretation on *Accounting for Uncertainty in Income Taxes* (FIN 48) in June 2006. FIN 48 applies to all tax positions accounted for in accordance with Statement of Financial Accounting Standards 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 shall be applied to fiscal years beginning after December 15, 2007. Management is currently evaluating the effects of FIN 48 for planned implementation in 2008. At this time, management does not believe that FIN 48 will have a material impact on the current income tax policies and operations of the Company.

Risks and Uncertainties

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations. Commissions, dealer-manager fees and distribution fees receivable from affiliates may also subject the Company to credit-risk (Note 3).

3. Related-Party Transactions

Selling Commissions, Dealer-Manager Fees, and Distribution Fees

The Company earns selling commissions from the sale of the Products. During 2007, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the Products: up to 7% for Wells REIT II, up to 7% for Wells Timberland REIT, equal to 5% for certain affiliated private ventures, and up to 4% for Class A shares of the Domestic Mutual Fund, the Global Mutual Fund, and the Wells VAF. There are no selling commissions pursuant to the PORT or the Wells REIT II Dividend Reinvestment Plans (DRPs).

3. Related-Party Transactions (continued)

Selling Commissions, Dealer-Manager Fees, and Distribution Fees (continued)

The Company earns dealer-manager fees, calculated as 2.5% of the gross investment proceeds raised, from the distribution of Wells REIT II and certain affiliated private ventures, 1.8% from the gross investment proceeds raised from the distribution of Wells Timberland REIT and 1.5% of the gross investment proceeds raised from the distribution of the Wells VAF. No dealer-manager fees are earned from the distribution of shares pursuant to the PORT or Wells REIT II DRPs.

The Company earns distribution fees from the distribution of shares of the Domestic Mutual Fund and the Global Mutual Fund. During 2007, distribution fees were calculated based on a range from 0.25% to 1.00% of the average daily net assets allocable to the respective class of shares of the Domestic and Global Mutual Funds. The Company also earns sales commissions from sale of Class A Domestic and Global Mutual Fund shares by retaining 0.5% of the 4% sales commission.

The detail of commissions, dealer-manager fees and distribution fees receivable from affiliates as of December 31, 2007, is provided below:

Wells REIT II	$1,885,490
Affiliated private ventures	37,500
Domestic Mutual Fund	57,878
Global Mutual Fund	94,130
Timberland REIT	105,020
Total	$2,180,018

Other Assets, Net

Other assets, net, consist primarily of commissions financed by the Company with respect to sales of shares to investors in the Domestic and Global Mutual Funds. Commissions financed on behalf of the investors in the Domestic and Global Mutual Funds are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively. As of December 31, 2007, the accumulated amortization of $1,415,118 and $182,368 related to Class B and Class C shares, respectively, was included in other assets, net.

During 2007, the Company recorded impairment charges of $179,876 for Class B shares and $108,319 for Class C shares, respectively. These impairment costs were recorded as amortization expense in these financial statements.

3. Related-Party Transactions (continued)

Other Assets, Net (continued)

The detail of other assets, net, as of December 31, 2007, is provided below:

Due from Class B share Domestic Mutual Fund investors	$647,549
Due from Class C share Domestic Mutual Fund investors	63,327
Due from Class C share Global Mutual Fund investors	47,164
Total	$758,040

Due to Affiliate

Due to affiliate as of December 31, 2007, is as follows:

Wells Capital	$489,547

The balance due to Wells Capital primarily represents facilities usage allocation charges to the Company offset by receivables pursuant to the Payroll Reimbursement and Administrative Support Services Agreement (as outlined below).

Payroll Reimbursement and Administrative Support Services Agreement

Effective January 1, 2004, the Company and Wells Capital entered into a Payroll Reimbursement and Administrative Support Services Agreement (the Administrative Agreement). This agreement was initially a one-year agreement with automatic annual extensions, and as such the agreement was automatically extended for one year on January 1, 2007, pursuant to its terms.

Wells Capital has agreed to reimburse the Company for all non sales-based compensation earned by the Company's FINRA licensed and registered wholesale representatives, which is included in salaries, sales-based compensation, and benefits in the accompanying statement of income. Beginning in 2007, Wells Capital also agreed to reimburse the Company for compensation based on average assets under management related to the Global and Domestic Mutual Funds. During 2007, Wells Capital reimbursed $3,067,724 to the Company for such expenses, which is recorded as reimbursement income-related party in the accompanying statement of operations.

Under the Administrative Agreement, the Company has also agreed to reimburse Wells Capital for administrative support services, including the costs associated with Wells Capital's Information Technology, Corporate Accounting, Accounts Payable, Human Resources and Risk Management, and Finance departments and excluding the related payroll costs and costs otherwise reimbursable to Wells Capital from other parties. The Company is required to reimburse Wells Capital for an

3. Related-Party Transactions (continued)

Payroll Reimbursement and Administrative Support Services Agreement (continued)

allocation of such costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains retained earnings and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 5). During 2007, the Company reimbursed $652,422 to Wells Capital for such expenses, which are included in general and administrative expenses in the accompanying statement of operations.

On April 16, 2007, PORT completed an agreement and plan of merger (the Merger Agreement) with WREF, Wells Capital, Wells Real Estate Funds, Inc. and Subsidiaries, Wells Advisory Services I, a subsidiary of WREF, Wells Real Estate Advisory Services, a wholly owned subsidiary of WREF, Wells Government Services, a wholly owned subsidiary of Wells Management, WRT Acquisition Company, LLC (WRT Acquisition Sub), a wholly owned subsidiary of PORT and WGS Acquisition Company, LLC (WGS Acquisition Sub), a wholly owned subsidiary of PORT. In connection with the closing of the Merger Agreement, PORT issued 19,546,302 shares of PORT common stock to WREF as Merger Consideration and 22,339 shares of PORT common stock in exchange for the 20,000 limited partnership units held by Wells Capital for a total of 19,568,641 shares.

Subsequent to the completion of the Merger Agreement, WREF formed the Wells Stock Distribution Plan I, which compensates various personnel employed by WREF and its subsidiaries. Under that plan, eligible employees were granted a right to receive a number of PORT shares. An eligible employee's shares are vested 25% as of April 16, 2007 and an additional 25% each anniversary of the merger completion date that the individual is employed by WREF or its subsidiaries.

Pursuant to the Addendum to the Administrative Agreement, Wells Capital shall be solely responsible to satisfy any obligation of the Company related to its employees resulting from the Wells Stock Distribution Plan I dated April 16, 2007. Under that agreement, Wells Capital incurred $5,401,273 in stock compensation expense in 2007 attributable to employees of the Company.

4. Amended and Restricted Loan Agreement

On October 9, 2007, WREF and certain WREF subsidiaries, including the Company, entered into a $15,000,000 amended and restated loan agreement as a restricted subsidiary borrower, with Wachovia Bank, National Association (Wachovia Bank). Pursuant to the terms of this loan agreement, WREF borrowed $15,000,000 at an interest rate of the London Inter-bank Offered Rate (LIBOR) plus 5.00%. As of December 31, 2007, the applicable rate under the agreement was 9.60%. The outstanding principal amount of the loan is due on October 17, 2008 and under certain conditions may be extended to December 31, 2008.

4. Amended and Restricted Loan Agreement (continued)

The Company has no recourse liability to Wachovia Bank for any borrowing by WREF or any of the other WREF subsidiaries. Under the terms of the loan agreement, the Company might incur recourse liability if WREF or certain of WREF's subsidiaries contribute or loan more than 10% of WREF's consolidated net worth to the Company.

5. Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2007, the Company had net capital of $2,258,919, which was $2,109,067 in excess of its required net capital of $149,852. As of December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1 to 1.

6. Income Taxes

Income tax expense (benefit) attributable to income from operations consists of the following:

	Current	Deferred	Total
Federal	$ 9,154	$(27,929)	$(18,775)
State	(7,300)	25,855	18,555
	$ 1,854	$ 2,074	$ (220)

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes (net of federal benefit) and permanent differences.

The tax effects of temporary differences, which give rise to deferred income taxes, are as follows:

Accrued severance	$2,074
Total deferred income tax asset	$2,074

6. Income Taxes (continued)

The reconciliation of income tax computed at the U.S. federal statutory rate to the income tax expense is as follows:

	Amount	Percentage
Tax expense at the U.S. federal statutory rate	$(12,143)	35.000%
State tax expenses, net of federal tax benefit	10,809	(31.155)
True-up of prior year tax expense	(922)	2.658
Non-deductible expenses	78	(0.225)
Other	1,958	(5.644)
Income tax expense	$ (220)	0.634%

7. Defined Contribution Plan

Wells & Associates, Inc., an affiliate of the Company, sponsors a 401(k) defined contribution plan (the Plan) under which the Company is allowed to make contributions for all of its employees. Eligible participants may contribute a percentage of their annual compensation, subject to maximum amounts established by the United States Internal Revenue Service. The Company makes employer-matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. During the pay period beginning the participants' third year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. During the pay period beginning the participants' fourth year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. During the pay period beginning the participants' fifth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan. Employer matching contributions are 100% vested and non-forfeitable and are capped at 11% of each employee's income on a biweekly basis. Pursuant to the Administrative Agreement, Wells Capital reimburses the Company for employer-matching contributions incurred in connection with the payroll costs reimbursed to the Company for non sales- based compensation and asset-based compensation related to the Domestic and Global Mutual Funds (Note 3). During 2007, the Company incurred $721,306 in employer matching contributions to the Plan, of which Wells Capital reimbursed $246,268.

8. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. Except as disclosed below, there are no material pending legal proceedings or proceedings known to be contemplated by governmental authorities involving the Company.

Richards Case

On or about July 30, 2003, L. James Richards (Mr. Richards) filed a lawsuit in the United States District Court, Northern District of Georgia, against the Company and WREF alleging discrimination against him on the basis of his religion when he was not offered employment as a wholesaler. The Complaint was answered on October 9, 2003, denying Mr. Richards' allegations in their entirety.

From October 31, 2005 through November 3, 2005, the case was tried before a jury in the United States District Court for the Northern District of Georgia with Mr. Richards seeking damages of approximately $2.7 million. The trial ended in a mistrial because the jurors were unable to reach a unanimous decision. A retrial of the case was held the week of March 5, 2007. On March 9, 2007, the jury rendered a unanimous verdict in favor of the Company and WREF. Following entry of judgment in favor of the Company and WREF, the Plaintiff filed for summary judgment as a Matter of Law or, in the Alternative, for a new trial in the District Court, which was denied. The Plaintiff then appealed the judgment entered to the Eleventh Circuit Court of Appeals.

On August 20, 2007 the Brief of Appellees was filed in the Eleventh Circuit Court of Appeals in response to Mr. Richards' appeal. Mr. Richards filed a Reply Brief on September 13, 2007, which completes the briefing on the matter. The Eleventh Circuit Court of Appeals denied the plaintiff's appeal on October 18, 2007.

On December 27, 2007, the Eleventh Circuit Court of Appeals denied the Plaintiff's request for a full court hearing of the case and entered judgment in favor of the Company and WREF.

Sutter Case

On August 10, 2005, Sutter Opportunity Fund 3, LLC; Sutter Capital Management, LLC; and MPF Advisors, Inc. (collectively, the Plaintiffs) filed a lawsuit in the Superior Court of Fulton County, State of Georgia against the Company, WREF, Wells Real Estate Funds I-XII, and a number of affiliated individuals (collectively, the Defendants) alleging lack of specific performance, equitable accounting, breach of fiduciary duties, breach of contract, and bad faith when the Plaintiffs

8. Commitments and Contingencies (continued)

Sutter Case (continued)

requested a list of shareholders' names, addresses, and telephone numbers. The Plaintiffs have now filed a claim requesting the court to require the Defendants turn over the list of shareholders. On

September 12, 2005, an answer and counterclaim on behalf of all Defendants was filed. Wells Capital and Wells Partners, L.P., an affiliated private venture of WREF, filed counterclaims against the Plaintiffs seeking damages, injunctive relief, and reasonable attorney's fees and litigation expenses. On September 30, 2005, consent motions to dismiss certain of the affiliated Defendants were filed. On October 25, 2005, the Defendants filed the following pleadings: (1) answer of certain affiliated Defendants; (2) Defendant's motion to dismiss, or in the alternative, for summary judgment and incorporated brief, and Defendant's motion and incorporated brief to transfer venue; (3) Defendant's response to Plaintiff's first continuing interrogatories; (4) Defendants Wells Capital and Wells Partners, L.P. response to Plaintiff's Request for Production of Documents; and (5) verifications of the Company and affiliated Defendants. By Order dated March 7, 2006, the Fulton County Superior Court transferred the action to the Superior Court of Gwinnett County, State of Georgia.

The damages sought by the Plaintiffs included the submission of a list of shareholders, and reimbursement of costs including attorney's fees and punitive damages. On November 13, 2007 the Consent Order for Dismissal of Improper Party Defendants was entered dismissing, among others, the Company and WREF.

SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007

Net capital	
Total stockholder's equity per financial statements	$ 3,811,599
Deduct assets not allowable for net capital	1,552,680
Net capital per Rule 15c3-1	$ 2,258,919
Aggregate indebtedness	
Total liabilities per financial statements	$2,247,674
Total aggregate indebtedness	$2,247,674
Computation of basic net capital requirement	
Minimum net capital required	$ 149,852
Net capital surplus at 1500%	$2,109,067
Net capital surplus at 1000%	$2,034,152
Ratio: aggregate indebtedness to net capital	1 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 2,258,919
Audit adjustments:	-
Net capital per above	$ 2,258,919

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2007

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements of Wells Investment Securities (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2008

Frazier & Deeter, LLC

END